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18007348

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-12911

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Creative Investor Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Burritts Landing
(No. and Street)

Westport	CT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Calamunci 732-241-4686

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RGNC&S
(Name – *if individual, state last, first, middle name*)

97 Froehlich Farm Blvd.	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 25 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OMC 7/25/18

OATH OR AFFIRMATION

I, Robert Calamunci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Creative Investor Services, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

RAFAEL L. MARTE
Notary Public, State of New York
No. 01MA6026293
Qualified in Bronx County
Commission Expires: June 14, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CREATIVE INVESTOR SERVICES, INC.

EINDEX TO FINANCIAL STATEMENTS

DECEMBER 31, 2017

RGNC&S
RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of Creative Investor Services Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Creative Investor Services Inc. (the "Company") (a Connecticut company), as of December 31, 2017 and the related statement of operations, changes in shareholders' equity, and cash flows for the year ended December 31, 2017, and the related notes to the financial statements and supplemental information (as per pages 9 to 11 of the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Creative Investor Services Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as the Company's auditors since 2015.

Woodbury, New York
February 28, 2018

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 | FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

CREATIVE INVESTOR SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS

Current assets:		
Cash	$	6,735
Investment in marketable securities		5,203
Total assets	$	11,938

LIABILITIES AND MEMBERS' EQUITY (DEFICIT)

Current liabilities:		
Accrued expenses	$	2,000
Total current liabilities	$	2,000
Members' equity (deficit)		9,938
Total liabilities and members' equity (deficit)	$	11,938

See accountants' report and notes to financial statements.

CREATIVE INVESTOR SERVICES, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2017

Income:		
Commission income	$	1,001
Other income		1,139
Total income	$	2,140
Expenses:		
Professional and consulting fees		2,650
Other operating expense		1,737
Total expenses		4,387
Net loss	$	(2,247)

See accountants' report and notes to financial statements.

CREATIVE INVESTOR SERVICES, INC.

STATEMENT OF CHANGES IN MEMBERS' EQUITY (DEFICIT)

FOR THE YEAR ENDED DECEMBER 31, 2017

	Common Stock - No Par Value		Additional	Accumulated	
	Shares	Amount	Paid in Capital	Deficit	Total
Balance, January 1, 2017	1000	$ 1,000	$ 14,154	$ (2,969)	$ 12,185
Net Loss for year				(2,247)	(2,247)
Balance, December 31, 2017	1000	$ 1,000	$ 14,154	$ (5,216)	$ 9,938

See accountants' report and notes to financial statements.

CREATIVE INVESTOR SERVICES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2017

Cash flows from operating activities:	
Net loss	$ (2,247)
Adjustments to reconcile net income to	
Cash from operating activities:	
Unrealized gains	1,099
Increase in accrued expenses	2,000
Net cash used in operating activities	852
Cash flows from financing activities:	
Investment in marketable securities	(6,302)
Net cash used in financing activities	(6,302)
Net decrease in cash	(5,450)
Cash - at December 31, 2016	12,185
Cashs - at December 31, 2017	$ 6,735
Supplemental disclosure of cash flow information:	
Cash paid during the year for :	
Interest	$ -
Taxes	$ -

See accountants' report and notes to financial statements.

CREATIVE INVESTOR SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017

Note 1 – Organization and Nature of Business

Creative Investor Services, Inc. (the "Company") is a corporation organized under the laws of the State of Connecticut.

The Company I a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Authority (FINRA). The Company does not clear securities transactions or carry customers' accounts on a fully disclosed basis. Accordingly, the Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and is exempt from the remaining provisions of that rule.

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition

The FASB issued ASU No, 2014-09, "Revenue from Contracts with Customers (Topic 606)." This ASU, as amended, provides comprehensive guidance on the recognition of revenue from customers arising from certain contract costs, and new disclosures.

The ASU is effective for the firm in January 2018 under a modified retrospective approach or retrospectively to all periods presented. The firm's implementation efforts include identifying revenues and costs within the scope of the ASU, reviewing contract, and analyzing any changes to its existing revenue recognition policies Based on implementation work to date, as a result of adopting this ASU, the firm expects that it will, among other things, be required to recognize certain investment management fees earlier than under the firm's current recognition policy. The firm will also be required to change the current presentation of certain costs from a net presentation within net revenues to a gross basis, or vice versa. The firm has adopted this ASU in January 2018 using a modified retrospective approach. The firm does not currently expect that the ASU will have a material impact on its financial condition, results of operations or cash flows.

Cash and Cash Equivalents

The Company maintains its cash in a bank account at a high credit quality financial institution. The balance at times may exceed federally insured limits of $250,000.

Credit Risk

The Company considers cash balances maintained with the bank to be cash, and as such, are fully insured.

CREATIVE INVESTOR SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017

Note 2 – Summary of Significant Accounting Policies (cont'd)

Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company has elected "S" corporation status. Therefore, no provision for federal or state taxes are made by the Company. Shareholders of a "S" corporation are individually taxed on their pro-rata share of the Company's earnings.

The Company's federal and state returns are subject to possible examination by the taxing authorities until the expiration of the related statutes of limitations on those tax returns. In general, the federal and state income tax returns have a three-year statute of limitations. The Company would recognize accrued interest and penalties associated with uncertain tax positions, if any, as part of the income tax provision.

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Note 2 – Summary of Significant Accounting Policies (cont'd)

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest

Note 2 – Summary of Significant Accounting Policies (cont'd)

for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Note 3 -Fair Value Measurements of Securities:

The following are the major categories of assets measured at fair value on a recurring basis at December 31, 2017, using quoted prices in active markets for identical assets (Level 1); significant other observable inputs (Level 2); and significant unobservable inputs (Level 3).

		Fair Value Measurement at December 31, 2017, using:		
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities owned, at market value	$ 5,203	$ 5,203	$ -	$ -

4. Net Capital Requirements:

Creative Investor Services, Inc. is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (the rule of the New York Stock Exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2017, Creative Investor Services, Inc. had net capital of $9,157 which exceeded its requirement by $4,157. Aggregate indebtness was $2,000. Creative Investor Services, Inc. net capital ratio was 0.2184 to 1.

5. Subsequent Events

The Company has evaluated events subsequent to the statement of financial condition for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

SUPPLEMENTAL INFORMATION

CREATIVE INVESTOR SERVICES, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL
UNDER S.E.C. RULE 15C3-1

DECEMBER 31, 2017

Credit Factors				
Members' equity			$	9,938
Debit Factors				
Haircuts on securities				(781)
Net Capital				9,157
Less minimum net capital requirements				
Greater of 6 2/3% of aggregate indebtedness or $5,000	$ 5,000			5,000
Remainder: Capital in excess of all requirements			$	4,157
Capital ratio (maximum allowance 1,500%				
(*) Aggregate indebtness	$ 2,000			
Divided by: Net Capital	$ 9,157	= 21.84%		
Ratio of aggregate indebtness to net capital				
(*)Aggregate indebtedness:				
Accounts payable and accrued expenses			$	2,000
Less discretionary bonus				-
			$	2,000

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in its unaudited amended Part IIa Focus Report as of December 31, 2017.

See Report of Independent registered public accounting firm

RGNC&S
RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of Creative Investor Services, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Creative Investor Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Creative Investor Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provisions") and (2) Creative Investor Services, Inc. stated that Creative Investor Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Creative Investor Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Creative Investor Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC
Woodbury, New York

February 28, 2018

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 | FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

CREATIVE INVESTOR SERVICES, INC.

STATEMENT OF EXEMPTION FROM SEC RULE 15C3-3

DECEMBER 31, 2017

CONFIDENTIAL

Creative Investor Services, Inc. (the Company), to the best of my knowledge and belief, hereby certifies as follows:

1. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

2. The Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Wilmington Securities LLC".

3. As a consequence, the Company is exempt from Rule 15c3-3 pursuant to Rule 15c3-3(k)(2)(ii).

4. The Company met this exemption during the entire calendar year ending December 31, 2017, without exception.

I, Robert Calamunci, affirm that, to my best knowledge and belief, this Exemption Report is true and accurate.

Creative Investor Services, Inc.

Dated: 2/28/18

By: [signature]
Robert Calamunci, Chief Financial Officer